SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐       No    ☒

Announcement  | Lisbon  | 18 September 2014

Changes regarding the composition and organisation of the Board of Directors

Pursuant to the terms of article 248 of the Portuguese Securities Code and article 3, paragraph a) of Portuguese Securities Commission Regulation no. 5/2008, Portugal Telecom, SGPS S.A. (“PT”) announces that, at a meeting held today, its Board of Directors has approved the following:

1.              To appoint by co-optation, as non-executive members of the Board of Directors, to complete the current term of office (2012-2014): Rolando António Durão Ferreira de Oliveira and Francisco Ravara Cary, to replace Henrique Manuel Fusco Granadeiro and Amílcar Carlos Ferreira de Morais Pires, respectively, both of whom had submitted their resignation. Such co-optation will be submitted to ratification at the next General Meeting of Shareholders of PT.

2.              It was further resolved to appoint João Manuel de Mello Franco, currently member of the Board, to serve as Chairman of the Board of Directors of PT, also subject to ratification at the next General Meeting of Shareholders of PT. Having performed management and supervision functions at PT since 1998, João Manuel de Mello Franco has extensive knowledge of the Portugal Telecom Group, where he has exercised functions for approximately 30 years, including in the positions of Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, S.A. from 1989 to 1994, Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 to 1995 and Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994. João Manuel de Mello Franco also has vast professional experience in several other large Portuguese companies.

3.              Finally, considering that the new context of PT no longer justifies maintaining the current corporate governance structure, in particular with respect to the delegation of day-to-day management powers to an executive committee and the corresponding mechanisms for coordination of this committee with the remaining directors, the Board of Directors resolved to revoke from the Executive Committee, with effect from 1 October 2014, all the powers of day-to-day management of the Company. Thus, as from such date, PT will no longer have an Executive Committee within its corporate governance structure.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the NYSE Euronext Lisbon and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.